PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7562 www.pbfenergy.com

August 22, 2017

Mr. Karl Hiller, Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	PBF Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2016 Filed February 24, 2017 File No. 001-35764 Amended and Restated Response Letter

Dear Mr. Hiller:
This letter amends and restates our July 10, 2017 response letter to your comment letter dated June 26, 2017, regarding Form 10-K for the Fiscal Year ended December 31, 2016 (the “2016 Form 10-K”) of PBF Energy Inc. (the “Company”), based on our telephonic discussion with the Staff on August 16, 2017. Capitalized terms used but not defined herein have the meanings specified in the 2016 Form 10-K.
For your convenience, the Staff’s comment is set forth below in italics, followed by our response. Please note that all references to page numbers in our responses refer to the page numbers of the 2016 Form 10-K. Based on the Company’s responses set forth below to the Staff’s comments, the Company does not believe that any of the Staff’s comments require the Company to file an amendment to the 2016 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2016
Financial Statements, page F-1
Consolidated Statements of Operations, page F-6

1.
In your response to prior comment three you state that you interpret SAB Topic 11:B to require disclosure of the fact that depreciation and amortization are excluded from cost of sales and/or operating expenses but not the explicit quantification of amounts excluded from such line items. However, quantification of the excluded amounts allows investors to calculate and view the line items as if they had been presented under the guidance of Rule 5-03 of Regulation S-X. We issue prior comment 3.

We acknowledge the Staff’s comment and confirm that we rely upon the accommodation in SAB Topic 11.B and therefore disclose in our consolidated statements of operations that both cost of sales, as historically presented, and operating expenses are presented excluding depreciation and amortization expense. Total depreciation and amortization expense is shown as a separate line item within “Cost and expenses” on our consolidated statements of operations.

Depreciation and amortization excluded from operating expenses relates to depreciation and amortization attributable to our refinery operations. We disclose total depreciation and amortization related to our refinery and logistics segment assets in our “Segment Information” note on page F-65.

In consideration of the Staff’s comment in order to enhance our disclosure under Rule 5-03 of Regulation S-X and in conjunction with the proposed changes to our Cost of sales presentation discussed in our response to Comment 2 below, in prospective filings we will include depreciation and amortization related to refining and logistics assets that are integral to the refinery production process as “Depreciation and amortization expense”, as a separate line item within Cost of sales. “Cost of products and other” and “Operating expenses (excluding depreciation and amortization expense)”, both as defined in our response to Comment 2 below, will be presented as separate line items within Cost of sales as well. Additionally, we will present a separate line item for depreciation and amortization expense associated with corporate and other assets not directly involved in our operations and production process below the “General and administrative expenses (excluding depreciation and amortization expense)” line item within our Statement of operations. Based on our interpretation of SAB Topic 11.B, we have not designed our fixed asset accounting system to track depreciation by operational function or cost category. As such, we believe it is reasonable to allocate all depreciation and amortization related to refinery and logistics assets that are integral to the production process to operating expenses. Using 2016 as an example, below is an illustration of the presentation of Cost and expenses in the Consolidated Statement of Operations that we intend to include in future filings for all periods presented.

Year ended December 31, 2016
Cost and expenses:
Cost of products and other	$13,598,341
Operating expenses (excluding depreciation and amortization expense as reflected below)	1,423,198
Depreciation and amortization expense	216,341
Cost of sales	$15,237,880
General and administrative expenses (excluding depreciation and amortization expense as reflected below)	166,452
Depreciation and amortization expense	5,835
Loss on sale of assets	11,374
Total cost and expenses	$15,421,541

2.
We understand from your response to prior comment four that the line item you report as cost of sales, excluding depreciation also excludes operating costs that are inventoriable. Further, we note you include Refinery operating expenses when computing gross margin in accordance with GAAP. As such, it appears revision will be necessary to address the following points:

• The Cost of sales (excluding depreciation) label does not adequately describe the amounts you have presented; and

• You are required to present costs of revenues individually for product sales, services and rentals to comply with Rule 5-03 of Regulation S-X.

Our cost of sales, as historically presented, consists of the cost of crude oil, other feedstocks, blendstocks and purchased refined products and the related in-bound freight and transportation costs. Such costs include the direct costs to acquire inventory used in our refining production process, as well as the direct and indirect costs that are associated with bringing those assets to their existing location.

Operating expenses, excluding depreciation, include direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating expenses incurred in connection with our refining operations. Such operating expenses are not included in our cost of sales, as historically presented, as they do not reflect direct costs for the acquisition of inventory, which is comparable to our peer companies in our industry.

Notwithstanding this presentation, the Company does include all direct operating expenses within the full absorption inventory costing model for intermediate and finished product inventory. Under full absorption costing, the Company’s intermediates and finished goods inventories replacement cost includes inventory acquisition costs, direct refinery production costs, and refinery overhead. Production costs include all operating expenses recorded by the refinery. Accordingly, as a portion of operating costs attributable to in-stock inventory at period end is inventoriable, we believe it is appropriate to include those operating costs and the related depreciation and amortization that are integral to the refinery production process in calculating our gross margin.

In consideration of the Staff’s comment, we will revise the line item description in future filings to read “Cost of products and other”. Additionally, we will include a subtotal for “Cost of sales” on the Statement of operations as reflected in the excerpt from the Consolidated Statement of Operations included in our response to Comment 1 above. We will also expand our current Summary of Significant Accounting Policies footnote disclosure to include a “Cost Classification” policy where we will clarify and disclose the basis for differentiating costs reported as “Costs of products and other” and costs reported as “Operating expenses”.

Using 2016 as an example, we would propose to include additional disclosures in our notes to the consolidated financial statements similar to the following in future filings:

“Cost Classifications

Cost of products and other consists of the cost of crude oil, other feedstocks, blendstocks and purchased refined products and the related in-bound freight and transportation costs.

Operating expenses (excluding depreciation and amortization) consists of direct costs of labor, maintenance and services, utilities, property taxes, environmental compliance costs and other direct operating costs incurred in connection with our refining operations. Such expenses exclude depreciation related to refining and logistics assets that are integral to the refinery production process, which is presented separately as Depreciation and amortization expense as a component of Cost of sales on our Consolidated Statement of Operations.”

We reviewed Rule 5-03 of Regulation S-X and believe we are in compliance with that rule as our revenue from services or rentals are nominal and not material enough to warrant separately presenting such revenues or the costs associated with those nominal sales. For all years presented in our 2016 Form 10-K, total rental and service income was less than 0.01% of total revenues for the Company. In future periods and filings, if the amounts are more than nominal for either rental income or services income, the Company will present the amounts of the revenue and costs associated with each category of revenue separately, as applicable, to comply with Rule 5-03 of Regulation S-X.

* * * *

Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Erik Young
Erik Young, Chief Financial Officer

Cc:	Jenifer Gallagher, Staff Accountant
Kimberly Calder, Assistant Chief Accountant
Trecia Canty, General Counsel